Exhibit 99.1

Concord Medical Reports First Quarter 2013 Financial Results

BEIJING, May 21, 2013 /PRNewswire-Asia-FirstCall/ — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China and the parent of Chang’an Hospital, today reported its unaudited consolidated financial results for the first quarter ended March 31, 2013[1].

First Quarter 2013 Highlights

•

Total net revenue, which consists of net revenues generated from the network business and hospital business, was RMB203.9 million ($32.8 million) in the first quarter of 2013, a 91.1% increase from RMB106.7 million in the first quarter of 2012.

•	Gross profit in the first quarter of 2013 was RMB71.5 million ($11.5 million), a 14.8% increase from RMB62.3 million in the first quarter of 2012.
•	Net income attributable to ordinary shareholders in the first quarter of 2013 was RMB19.7 million ($3.2 million), an 18.6% decrease from RMB24.2 million in the first quarter of 2012.
•	Basic and diluted earnings per American depositary share (“ADS”)[2] in the first quarter of 2013 were RMB0.44 ($0.07).
•	Adjusted EBITDA[3] (non-GAAP) in the first quarter of 2013 was RMB89.0 million ($14.3 million), a 21.0% increase from RMB73.6 million in the first quarter of 2012.

Dr. Jianyu Yang, Chairman and Chief Executive Officer of Concord Medical, stated, “I am pleased with the financial results of first quarter of 2013, especially the strong revenue growth, healthy gross profit and Adjusted EBITDA compared with the first quarter of 2012. During the quarter, we benefited from the continuously increasing demand from the general population for high-quality and affordable healthcare services. We saw a positive momentum in patient number growth in both our network and hospital businesses.”

“Since 2012, we have increased our investment in the telemedicine and web business units. In telemedicine, we are building a network based on data transmission and storage technology that will enable doctors and physicists in our network to more easily communicate and consult with each other on cases. We are also setting up telemedicine centers in hospitals in remote areas so that the doctors there can benefit from the knowledge and expertise of other doctors in the CCM network. We have also invested in web-based and mobile marketing business units that will helped our centers targeting new patients more effectively. We believe that these new business units will bring incremental future revenues to the company. We plan to continue investing in these business units.”

“Based on our estimates of the business environment and progress so far in 2013, we are confident that we will achieve the 2013 revenue targets of RMB930 million to RMB975 million issued in the first quarter.”

“On May 15, 2013, we announced the signing of a $50 million loan package with International Finance Corporation (“IFC”). We will use the loan to expand our network of radiotherapy centers in China as well as to build the planned specialty hospitals in Beijing and Guangzhou. These hospitals represent crucial components of our growth strategy to create a nationwide network of oncology centers and specialty hospitals, providing high-quality radiotherapy services to all of our patients in China.”

“We plan to start construction of our specialty cancer hospital in Guangzhou during the second half of 2013. Also, we have made progress towards obtaining the necessary administrative approvals related to the Beijing hospital project, in cooperation with Sino-Japanese Friendship Hospital. Once both hospitals are open, they will provide high-end radiotherapy services, based on international standard of quality assurance and planning.”

Recent Developments

IFC loan Agreement – On May 15, 2013, the Company announced that it had signed a US$50 million loan package agreement with IFC, a member of the World Bank Group focusing on private sector development in emerging markets.

Share repurchase program – On October 9, 2012, the Company announced that its board of directors has approved the extension of its share repurchase program originally approved by the board of directors on September 30, 2011. During the first quarter of 2013, the Company repurchased 105,067 ADSs, representing 315,201 ordinary shares for a total $0.4 million, including commissions.

Through March 31, 2013, the Company has repurchased 2,293,808 ADSs, representing 6,881,424 ordinary shares, in the open market, for a total consideration of $8,068,225 (including commissions) under the share repurchase program. As of March 31, 2013, the Company had 18.9 million ADSs outstanding, representing 56.7 million ordinary shares.

First quarter 2013 results by segment

Network business

The Company added one radiotherapy center in the first quarter of 2013, bringing the total number of centers in operation to 137 in 54 cities in China as of March 31, 2013. As of the same date, the Company had entered into agreements to establish 11 additional centers.

Net revenues from the network business were RMB111.7 million ($18.0 million) for the first quarter of 2013, representing an increase of 4.6% from the first quarter of 2012, primarily due to increase in number of patients in our existing centers as well as contribution from the new centers opened during 2012.

Gross profit margin of the network business was 55.4% for the first quarter of 2013, as compared with 58.4% for the first quarter of 2012. The lower gross profit margin was primarily due to increased compensation and operating cost at our centers.

Capital expenditure of the network business was RMB33.8 million ($5.4 million) for the first quarter of 2013, compared with RMB36.0 million in the first quarter of 2012.

Selling expenses in the network business were RMB16.5 million ($2.7 million) for the first quarter of 2013, representing an increase of 106% from the first quarter of 2012. The increase was mainly due to selling expenses relating to our telemedicine and web business of RMB4.5 million ($0.7 million). The Company also incurred higher marketing and promotion expenses relating to newly opened centers.

General and administrative expenses in the network business were RMB20.8 million ($3.4 million), representing an increase of 22.9% from the first quarter of 2012. The increase was mainly due to general and administrative expenses relating to the telemedicine and web business of RMB2.1 million ($0.3 million).

Accounts receivable from the network business was RMB185.9 million ($29.9 million) as of March 31, 2013, as compared to RMB168.3 million as of December 31, 2012. The average period of sales outstanding for accounts receivable, or Days Sales Outstanding (DSO) was 155 days for the first quarter of 2013, as compared to 153 days for the fourth quarter of 2012.

As of March 31, 2013, the Company, not including Chang’an Hospital, had bank credit lines of RMB2,217 million ($357.1 million), of which RMB912.0 million ($146.8 million) was utilized.

During the first quarter of 2013, the Company handled 7,517 patient treatment cases and 71,084 patient diagnostic cases in the center network, representing a 4.4% decrease and 59.6% increase from the first quarter of 2012, respectively.

Hospital business

Financial results of Chang’an Hospital were consolidated into our results of operations since the third quarter of 2012 after we consummated the acquisition of 52% equity interest in Chang’an Hospital. Net revenues from the hospital business were RMB92.3 million ($14.9 million) for the first quarter of 2013, which consisted of:

•	outpatient revenues of RMB18.4 million ($3.0 million), representing 20% of the net revenues from the hospital business;
•	inpatient revenues of RMB34.1 million ($5.5 million), representing 37% of the net revenues from the hospital business; and
•	medicine revenues of RMB39.8 million ($6.4 million), representing 43% of the net revenues from the hospital business.

Cost of service for the hospital business for the first quarter of 2013 was RMB82.6 million ($13.3 million), of which the medicine cost was RMB33.9 million ($5.5 million) and the medical service cost was RMB48.7 million ($7.8 million).

Gross profit margin of the hospital business was 10.5% for the first quarter of 2013.

Capital expenditure of the hospital business was RMB9.8 million ($1.6 million) for the first quarter of 2013.

General and administrative expenses in the hospital business were RMB4.6 million ($0.7 million).

As of March 31, 2013, Chang’an Hospital had accounts receivable of RMB30.8 million ($5.0 million), representing days sales outstanding of 36 days, as compared to 34 days for the fourth quarter of 2012. The accounts receivable was mainly from medical revenues covered by various government-sponsored insurance programs. Chang’an Hospital settles the balance with the local social insurance bureau on a periodic basis.

Chang’an Hospital received 117,773 outpatients and 7,530 inpatients for the first quarter of 2013. The average bed utilization for the quarter was 89.2%. The average days of hospital stay was 10.0 days per patient for the quarter. Chang’an Hospital operated 1,015 beds as of March 31, 2013.

Chang’an Hospital is a leading private-owned, general service, for-profit hospital, located in Xi’an, Shanxi Province. Established in 2002, Chang’an Hospital had 57 departments with over 1,250 medical and non-medical staff as of March 31, 2013.

2013 Outlook

Based on current market and operating conditions, estimated business expansion and forecasted Chang’an Hospital financial results, Concord Medical expects to generate total net revenues in an estimated range of RMB930 million to RMB975 million in 2013, which would represent a 40% to 47% increase from 2012. The revenues from network business and hospital business as percentages to total revenues are expected to be approximately 55% and 45% in 2013, respectively. Finally, the Company is targeting to start construction of the specialty cancer oncology hospital in Guangzhou in 2013.

These estimates are based on current market and operating conditions, are subject to change, and may be impacted positively or negatively by factors outside the Company’s control, including but not limited to macroeconomic events in the markets in which the Company operates. See “Safe Harbor Statement” below for additional information regarding forward-looking statements.

Conference Call Information

Concord Medical’s management will hold an earnings conference call at 8:00 a.m. Eastern Daylight Time on May 22, 2013 (8:00 p.m. Beijing/Hong Kong time on May 22, 2013).

Dial-in details for the earnings conference call are as follows:

U.S. Toll Free: 1-866-519-4004

U.K. Toll Free: 08082346646

International: 65 67239381

China Toll Free: 400-620-8038 / 800-819-0121

Hong Kong Toll Free: 800-930-346

Passcode: CCM

A replay of the conference call may be accessed by phone at the following numbers for 7 days:

U.S. Toll Free: 1-855-452-5696

International: +61 2 8199 0299

Conference ID: 71197242

Additionally, a live and archived webcast of this conference call will be available at http://ir.concordmedical.com/.

About Concord Medical

Concord Medical Services Holdings Limited operates the largest network of radiotherapy and diagnostic imaging centers in China, measured by revenues and the number of centers in operation and is the parent of Chang’an Hospital. As of March 31, 2013, the Company operated a network of 137 centers with 77 hospital partners that spanned 54 cities and 24 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, Concord Medical provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.concordmedical.com.

Safe Harbor Statement

This news release may contain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Such factors include: the number of new radiotherapy and diagnostic imaging centers opened; the increase in the number of patients in existing centers; the establishment of specialty cancer hospitals; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government; technological or therapeutic changes affecting the field of cancer treatment and diagnostic imaging; and possible effects on consumers and hospitals, hospital construction, and suppliers, as a result of inflation and the Chinese government’s policies and actions to control inflation. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov. The Company does not assume any obligation to update any forward-looking statement, except as required by law.

About Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Concord Medical uses certain non-GAAP measures. The Company presents certain of its financial information that is adjusted from results based on GAAP to exclude the impact of share-based compensation expense. The Company believes excluding share-based compensation expense from its GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results, as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its current cash earnings. Concord Medical also believes these non-GAAP measures excluding share-based compensation expense are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. In addition, Concord Medical also presents the non-GAAP measure of Adjusted EBITDA, which is defined in this announcement as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses, and other adjustments. Other adjustments include foreign exchange losses and other expense income. Furthermore, Adjusted EBITDA eliminates the impact of items that the Company does not consider to be indicative of the performance of the network business and hospital business. The Company believes investors will similarly use Adjusted EBITDA as one of the key metrics to evaluate its financial performance and to compare its current operating results with corresponding historical periods and with other companies in the healthcare services industry. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial information.

For more information, please contact:

Concord Medical Services

Mr. Adam J. Sun (Chinese and English)

+86 10 5957 5266

adam.sun@concordmedical.com

Mr. Ting Jia (Chinese and English)

+86 10 5903 6688 (ext. 809)

ting.jia@concordmedical.com

Ms. Gloria Huang (Chinese and English)

+86 10 5903 6688 (ext. 639)

gloria.huang@concordmedical.com

Solebury Communications

In China:

Ms. Vickie Zhao

CCM@soleburyir.com

(+86) 10 6563-0288 (ext. 801)

In the United States:

Mr. Richard Zubek

rzubek@soleburyir.com

(+1) 203-428-3231

[1] This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2108 to US$1.00, the effective noon buying rate as of March 31, 2013 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

[2] Each ADS represents three ordinary shares of the Company.

[3] Definition of adjusted EBITDA: Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include foreign exchange gain, loss from disposal of property, plant and equipment and other income or expense.

Concord Medical Services Holdings Co., Ltd.

Consolidated Balance Sheets

(in thousands)

	December 31, 2012 (*)	March 31, 2013
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash	75,382	181,511	29,225
Restricted cash, current portion	284,047	284,002	45,727
Accounts receivable	210,307	216,690	34,889
Inventories	8,681	12,079	1,945
Prepayments and other current assets	67,472	115,309	18,566
Net investments in direct financing leases, current portion	89,451	114,246	18,395
Deferred tax assets, current portion	16,593	19,617	3,159
Loan to a noncontrolling shareholder of a subsidiary	100,000	93,410	15,040
Amount due from related parties	1,200	1,446	233
Total current assets	853,133	1,038,310	167,179

Non-current assets
Property, plant and equipment, net	1,522,920	1,530,599	246,442
Goodwill	292,885	292,885	47,157
Intangible asset, net	146,512	138,570	22,311
Deposits for non-current assets	162,938	90,496	14,571
Net investments in direct financing leases, non-current portion	171,545	222,757	35,866
Deferred tax assets, non-current portion	18,110	16,811	2,707
Equity method investments	230,589	233,100	37,531
Other non-current assets	114,758	114,330	18,408
Prepaid land lease payments	90,124	89,491	14,409
Indemnification assets	61,706	61,706	9,935

Total non-current assets	2,812,087	2,790,745	449,337

Total assets	3,665,220	3,829,055	616,516

LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowings	383,083	383,140	61,689
Long-term bank borrowings, current portion	191,473	245,951	39,601
Accounts payable	100,563	116,443	18,748
Accrual for purchase of property, plant and equipment	40,691	31,165	5,018
Obligations under capital leases, current portion	2,117	1,225	197
Accrued expenses and other liabilities	92,040	98,069	15,790
Income tax payable	22,433	19,768	3,183
Deferred revenue, current portion	18,975	19,369	3,119
Amount due to related parties, current portion	5,910	8,311	1,338
Deferred tax liabilities, current portion	2,248	3,384	545

Total current liabilities	859,533	926,825	149,228

Non-current liabilities
Long-term bank borrowings, non-current portion	300,901	382,926	61,655
Accrued unrecognized tax benefits & surcharge, non-current portion	67,719	67,719	10,903
Other long term liabilities	34,646	33,336	5,367
Amount due to related parties, non current	26,828	26,828	4,320
Deferred tax liabilities, non-current portion	35,683	32,855	5,290

Total non-current liabilities	465,777	543,664	87,535

Total liabilities	1,325,310	1,470,489	236,763

Commitments and contingencies

EQUITY
Ordinary shares	105	105	17
Treasury stock	(5)	(4)	(1)
Additional paid-in capital	2,517,496	2,516,986	405,260
Accumulated other comprehensive loss	(16,955)	(16,830)	(2,710)
Accumulated deficit	(469,055)	(449,372)	(72,353)

Total Concord Medical Services Holdings Limited shareholders’ equity	2,031,586	2,050,885	330,213
Noncontrolling interests	308,324	307,681	49,540

Total equity	2,339,910	2,358,566	379,753

Total liabilities and equity	3,665,220	3,829,055	616,516

(*)	Amounts for the year ended December 31, 2012 were derived from the December 31, 2012 audited consolidated financial statements.

Concord Medical Services Holdings Limited

Consolidated Statements of Income

(in thousands, except per ADS data)

	For The Three Months Ended

	March 31, 2012 (*)	March 31, 2013

	RMB	RMB	US$
Revenues, net of business tax, value-added tax and related surcharges	(Unaudited)	(Unaudited)	(Unaudited)
Network	106,731	111,655	17,978
Hospital-Medicine income	–	39,760	6,402
Hospital-Medical service income	–	52,499	8,453

Total net revenues	106,731	203,914	32,833

Cost of revenues
Network	(44,446)	(49,844)	(8,025)
Hospital-Medicine cost	–	(33,893)	(5,457)
Hospital-Medical service cost	–	(48,704)	(7,842)

Total cost of revenues	(44,446)	(132,441)	(21,324)

Gross profit	62,285	71,473	11,509

Operating expenses
Selling expenses	(7,979)	(16,457)	(2,650)
General and administrative expenses	(16,965)	(25,403)	(4,090)

Operating income	37,341	29,613	4,769
Interest expenses	(3,810)	(9,276)	(1,494)
Foreign exchange gain, net	60	2	–
Loss on disposal of property, plant and equipment	(1,396)	(110)	(18)
Interest income	1,559	5,443	876
Share of net profit of equity investees	–	4,238	682
Other (expense) income, net	7	(58)	(9)

Income before income taxes	33,761	29,852	4,806
Income tax expenses	(8,773)	(10,812)	(1,741)
Net income	24,988	19,040	3,065

Net (loss) income attributable to noncontrolling interests	809	(643)	(104)

Net income attributable to ordinary shareholders	24,179	19,683	3,169

Earnings per ADS
Basic /Diluted	0.52	0.44	0.07

Weighted average number of ADS outstanding:
Basic /Diluted	46,849,399	45,098,232	45,098,232

Other comprehensive income, net of tax
Foreign currency translation	28	125	20
Total other comprehensive income, net of tax	28	125	20

Comprehensive income	25,016	19,165	3,085

Comprehensive income (loss) attributable to noncontrolling interests	809	(643)	(104)

Comprehensive income attributable to Concord Medical Services Holdings Limited’s shareholders	24,207	19,808	3,189

(*) Certain amounts in the prior year quarterly financial information are being reclassified for comparison purposes.

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	For the three months ended March 31, 2012			For the three months ended March 31, 2013
	GAAP Measure	Adjustment	Non-GAAP Measure	GAAP Measure	Adjustment	Non-GAAP Measure
Operating income	37,341	2,271	39,612	29,613	2,244	31,857
Net income	24,988	2,271	27,259	19,040	2,244	21,284
Basic earnings per ADS	0.52	0.05	0.57	0.44	0.05	0.49
Diluted earnings per ADS	0.52	0.05	0.57	0.44	0.05	0.49

(*) The only adjustment is share-based compensation.

Reconciliation from net income to adjusted EBITDA(*) (in RMB thousands, unaudited)

	For the three months ended	For the three months ended
	March 31, 2012	March 31, 2013
Net income	24,988	19,040
Interest expenses, net	2,251	9,276
Income tax expenses	8,773	10,812
Depreciation and amortization	33,964	47,473
Share-based compensation	2,271	2,244
Other adjustments	1,329	166

Adjusted EBITDA	73,576	89,011

(*) Definition of adjusted EBITDA: Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include foreign exchange gain, loss from disposal of property, plant and equipment and other income or expense.